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THE HARTFORD

February 10, 2011

VIA EDGAR AND ELECTRONIC MAIL

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

RE:	Hartford Life Insurance Company Separate Account Two and DC Variable Account - II (“Registrant”)
Registration No. 33-19946; and 811-03072-01

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), Registrant is herewith electronically filing Post-Effective Amendment No. 30 to the above-referenced Registration Statement.  In addition to one unmarked copy, we are providing one copy of the prospectus and SAI, marked to show all of the changes, except fund changes from the last Post-Effective Amendment No. 29, which was effective on May 3, 2010.

This post-effective amendment is a prototype registration statement (the “Prototype”) filed in conjunction with our draft letter dated April         , 2011 requesting permission pursuant to Rule 485(b)(1)(vii) to file post-effective amendments to Registration Statement Nos. 33-19944, 33-19947 and 33-19949 on Form N-4 (the “Replicated Registration Statements”).  The Hartford believes that the revisions, to be reviewed by the staff for the Prototype will be “substantially identical” to revisions for the Replicated Registration Statements.

The purpose of the Prototype is to reflect a change in the disclosure regarding the termination of the contingent deferred sales charge, effective August 1, 2011.

Pursuant to Investment Company Act Release No. 13768 (February 15, 1984), we respectfully request selective review of the above-referenced 485APOS filing.

Please note that all financial statements and required exhibits not included in the registration statement will be filed by amendment.

Thank you for your consideration in this matter.  Please call me at (860) 843-5283 if you have any questions with respect to this request.

Very truly yours,

/s/ Sadie R. Gordon

Sadie R. Gordon
Counsel

cc:	Michael Kosoff (SEC)
Christopher M. Grinnell (Hartford)